SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

VIRGIN MEDIA INC.

f/k/a NTL Incorporated

(Name of Issuer)

Common Stock, $0.01 par value (“Shares”)

(Title of Class of Securities)

92769L101

(CUSIP Number)

Peter Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

973-912-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 9, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92769L101	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Franklin Mutual Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 30,319,205 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 30,319,205 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,319,205 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (See Item 5)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 92769L101	13D	Page 3 of 9 Pages

Item 1.        Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Common Stock”), of Virgin Media Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 909 Third Avenue, Suite 2683, New York, NY 10022.

Item 2.	Identity and Background.

This statement is filed by Franklin Mutual Advisers, LLC (“FMA”).

The principal business address of FMA is 101 John F. Kennedy Parkway, Short Hills, NJ 07078. FMA is an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund Inc. FMA is a Delaware limited liability company.

The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of FMA are set forth in Exhibit A attached hereto.

Neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately $548.5 million (including brokerage commissions). All such funds were provided from investment capital of FMA’s respective advisory clients.

Item 4.	Purpose of Transaction.

FMA purchased the Common Stock in the ordinary course of business for its advisory clients for the purpose of investment. In view of the results for the first quarter 2007 announced by the Issuer on May 9, 2007, FMA may initiate discussions with the Issuer regarding, among other things, the Issuer's strategic direction, corporate governance and management, and to communicate from time to time with the Issuer's executive management and board of directors and with other holders of the Common Stock regarding such matters. FMA does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

FMA may in the future purchase additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, or sell some or all of its Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a), (b)    One or more of FMA’s advisory clients is the owner of 30,319,205 shares of Common Stock. Investment advisory contracts with FMA’s advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be

CUSIP No. 92769L101	13D	Page 4 of 9 Pages

deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 30,319,205 shares, representing approximately 9.4% of the outstanding shares of Common Stock.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients, including sole power to dispose of such securities. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Other than the transactions described in Exhibit B of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

CUSIP No. 92769L101	13D	Page 5 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Executive Officers of Reporting Person

Exhibit B: Transactions in the Past Sixty Days

CUSIP No. 92769L101	13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2007	FRANKLIN MUTUAL ADVISERS, LLC
/s/ Peter Langerman
By: Peter Langerman
Title: President

CUSIP No. 92769L101	13D	Page 7 of 9 Pages

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shelly M. Painter	Treasurer, FMA; oversees Corporate Treasury functions for FRI and its direct and indirect subsidiaries	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Maria Gray	Secretary, FMA; Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barry R. Forbes	Assistant Treasurer, FMA; assists in overseeing Corporate Treasury functions for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091
Craig S. Tyle	Chief Legal Officer, FMA; Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA; Chief Compliance Officer for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091

FRI: Franklin Resources, Inc.

CUSIP No. 92769L101	13D	Page 8 of 9 Pages

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. 92769L101	13D	Page 9 of 9 Pages

EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a purchase of Common Stock for cash on a listed exchange.

Date	Number of Shares	Price per Share (1)
5/3/2007	503	25.0000
5/1/2007	10,503	24.8797
5/1/2007	8,400	24.9602
4/30/2007	2,209	25.5900
4/30/2007	1,477	25.3627
4/26/2007	3,197	25.9121
4/26/2007	1,426	25.9121
4/25/2007	2,796	25.8785
4/24/2007	4,151	25.8200
4/19/2007	1,288	25.7100
4/18/2007	3,032	25.9073
4/18/2007	1,254	25.7418
4/17/2007	1,249	25.6984
4/13/2007	1,226	25.0100
4/11/2007	1,177	24.6100
4/10/2007	2,910	25.1249
4/10/2007	1,532	25.1249
4/4/2007	33,050	25.3101
4/4/2007	2,063	25.0995
4/4/2007	2,834	25.0944
4/4/2007	980	25.0949
4/3/2007	77,300	25.2435
4/2/2007	2,712	24.7963
4/2/2007	986	24.7963
3/30/2007	2,566	25.5015
3/29/2007	2,595	25.7500
3/28/2007	888	26.0900
3/27/2007	1,183	25.7500
3/26/2007	2,501	25.4988
3/23/2007	863	26.1200
3/21/2007	2,464	25.3124
3/21/2007	834	25.3124
3/20/2007	794	25.5400
3/14/2007	38,100	25.1413
3/14/2007	5,660	24.5700

Each of the transactions described below was a sale of Common Stock for cash on a listed exchange.

Date	Number of Shares	Price per Share (1)
3/20/2007	1,910	25.3453

(1) Price excludes commission.